CONSENT OF AMEC E&C SERVICES LIMITED OF VANCOUVER

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated March 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska” prepared by AMEC E&C Services Limited of Vancouver (the “March Report”);

  The technical report dated February 2002 titled “Technical Report, Donlin Creek Project, Alaska”, prepared by AMEC E&C Services Limited of Vancouver (the “February Report”, and together with the March Report, the “Reports”);

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Reports;

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to the undersigned’s name in connection with information relating to the Donlin Creek Project and/or the Reports;

  The annual report of the Company for the fiscal year ended November 30, 2002 and the annual report of the Company for the fiscal year ended November 30, 2001, which include reference to the undersigned’s name in connection with information relating to the Donlin Creek Project and/or the Reports;

  The quarterly report of the Company for the three months ended February 28, 2003, which includes reference to the undersigned’s name in connection with information relating to the Donlin Creek Project and/or the Reports; and

  The material change reports and press releases of the Company dated June 4, 2003, April 9, 2003, February 11, 2003, January 30, 2003, December 11, 2002, November 26, 2002, November 14, 2002, May 22, 2002, March 15, 2002 and January 24, 2002, which include reference to undersigned’s name in connection with information relating to the Donlin Creek Project and/or the Reports.

 Dated at Vancouver, BC, October 17, 2003.

AMEC E&C SERVICES LIMITED OF VANCOUVER

/s/ Stephen B. Hodgson
Stephen B. Hodgson